SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Arlon Valencia Holdings LLC
767 Fifth Avenue
New York, New York 10153
(212) 207-2898

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: 016230 10-4

1	Name of Reporting Person Arlon Valencia Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 672,269 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 672,269 (1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

1	Name of Reporting Person Arlon Food and Agriculture Partners LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 672,269 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 672,269 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person PN

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

1	Name of Reporting Person Arlon Food and Agriculture Associates LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 672,269 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 672,269 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

1	Name of Reporting Person Arlon Food and Agriculture Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 672,269 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 672,269 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

1	Name of Reporting Person Continental Grain Company
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 672,269 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 672,269 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person CO

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

1	Name of Reporting Person Paul J. Fribourg
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☑
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 672,269 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 672,269 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 672,269 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14	Type of Reporting Person IN

(1)	The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.
(2)	The percentage of shares of Common Stock was determined using a denominator of 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

CUSIP No.: 016230 10-4

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on December 7, 2018, Amendment No. 2 filed with the SEC on February 13, 2019, Amendment No 3 filed with the SEC on October 17, 2019, Amendment No. 4 filed with the SEC on November 12, 2019 and Amendment No. 5 filed with the SEC on September 29, 2021 by 734 Investors, LLC, a Delaware limited liability company, Arlon Valencia Holdings LLC, a Delaware limited liability company (“Arlon”), Arlon Food and Agriculture Partners LP, a Delaware limited partnership (“AFAP”), Arlon Food and Agriculture Associates LLC, a Delaware limited liability company (“AFAA”), Arlon Food and Agriculture Holdings LLC, a Delaware limited liability company (“AFAH”), Continental Grain Company, a Delaware corporation (“CGC”), and Paul J. Fribourg (collectively, together with Arlon, AFAP, AFAA, AFAH and CGC, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Except as indicated in this Amendment No. 6, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

September 2021 through January 2022 Sales

Between September 28, 2021 and January 14, 2022, Arlon sold an aggregate of 75,652 shares of Common Stock in open market transactions at a weighted average price of approximately $36.86 per share.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based on 7,535,932 shares of Common Stock outstanding, calculated on the basis of 7,535,932 shares of Common Stock outstanding as of December 3, 2021, as disclosed in the Issuer’s Annual Report on Form 10-K, filed on December 7, 2021.

Arlon

The aggregate number of shares of Common Stock beneficially owned by Arlon pursuant to Rule 13d-3 of the Act is 672,269, which constitutes approximately 8.9% of the outstanding shares of Common Stock.

AFAP

As the managing member of Arlon, AFAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,269 shares of Common Stock, which constitutes approximately 8.9% of the outstanding shares of Common Stock. AFAP disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAA

As the general partner of AFAP, AFAA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,269 shares of Common Stock, which constitutes approximately 8.9% of the outstanding shares of Common Stock. AFAA disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAH

As the managing member of AFAA, AFAH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,269 shares of Common Stock, which constitutes approximately 8.9% of the outstanding shares of Common Stock. AFAH disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

CUSIP No.: 016230 10-4

CGC

As the managing member of AFAH, CGC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,269 shares of Common Stock, which constitutes approximately 8.9% of the outstanding shares of Common Stock. CGC disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

Mr. Paul J. Fribourg

Individually and as Chairman, Chief Executive Officer and President of CGC, Mr. Paul Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 672,269 shares of Common Stock, which constitutes approximately 8.9% of the outstanding shares of Common Stock. Mr. Fribourg disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of his pecuniary interest therein.

Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

Arlon

Arlon has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

AFAP

In its capacity as the managing member of Arlon, AFAP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

AFAA

In its capacity as the general partner of AFAP, AFAA may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

AFAH

In its capacity as the managing member of AFAA, AFAH may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

CGC

In its capacity as the managing member of AFAH, CGC may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

Mr. Paul J. Fribourg

In his capacity as Chairman, Chief Executive Officer and President of CGC, Mr. Paul J. Fribourg may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 672,269 shares of Common Stock.

Except as described in this Item 5(b), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(c) Between September 28, 2021 and January 14, 2022, Arlon sold an aggregate of 75,652 shares of Common Stock in open market transactions at a weighted average price of approximately $36.86 per share.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by any of the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Agreement pursuant to Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2022

ARLON VALENCIA HOLDINGS LLC

By:	/s/David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE PARTNERS LP

By:	Arlon Food and Agriculture Associates LLC
Its:	General Partner

By:	/s/David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

By:	/s/David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

By:	/s/David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

CONTINENTAL GRAIN COMPANY

By:	/s/David W. Dryerman
Name:	David W. Dryerman
Title:	Senior Vice President – Finance and Treasurer

PAUL J. FRIBOURG

/s/Paul J. Fribourg

EXHIBIT A

AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 14, 2019

734 INVESTORS, LLC

By:	Arlon Valencia Holdings LLC
Its:	Managing Member

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON VALENCIA HOLDINGS LLC

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE PARTNERS LP

By:	Arlon Food and Agriculture Associates LLC
Its:	General Partner

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Vice President

CONTINENTAL GRAIN COMPANY

By:	/s/ David W. Dryerman
Name:	David W. Dryerman
Title:	Senior Vice President – Finance and Treasurer

PAUL J. FRIBOURG

By:	/s/ Paul J. Fribourg